Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reaches agreement with unions to end strike at
Maricunga

Toronto, Ontario, March 12, 2014 – Kinross Gold (TSX:K; NYSE:KGC) is pleased to announce that a memorandum of understanding has been signed with its two unions at its Maricunga mine in Chile to end a strike which started on March 5th. Kinross has reached an agreement that is fair and reasonable to both its employees and the Company and recognizes the cost challenges at Maricunga and the current gold price environment. The strike is not expected to impact the Company's 2014 regional guidance for the Americas. Management plans to return to normal operations as soon as possible.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Director, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com